Exhibit 99.78

Press Release

for immediate release

PROMETIC REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS AND HIGHLIGHTS

•	Advanced multiple initiatives aimed at extending cash runway, including ongoing partnering discussions related to both PBI-4050 and RyplazimTM (plasminogen)

•	Submitted plan to FDA regarding filing of the amended BLA for RyplazimTM (plasminogen)

•	Q2 revenues of $20.2 million, and net loss of $33.1 million. R&D and Admin costs down from the same period in 2017.

•	Received Rare Pediatric Disease Designation for PBI-4050 from the FDA for the treatment of Alström Syndrome

•	Presented new clinical data for PBI-4050 and PBI-4547 in liver fibrosis and for IVIG in PIDD demonstrating signs of positive clinical activity at several scientific conferences

LAVAL, QUEBEC, CANADA – August 14, 2018 – Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (Prometic or the Corporation) reported today its unaudited financial results for the second quarter ended June 30, 2018.

“During the second quarter, the corporation made significant progress advancing its corporate action plan that was introduced during the annual shareholders meeting in May 2018,” said Pierre Laurin, President and Chief Executive Officer of Prometic. “Notably, Prometic submitted its plan to the FDA regarding the design and implementation of the required additional in- process controls and assays related to its RyplazimTM (plasminogen) Biologics License Application (BLA). The FDA’s feedback following a review meeting in September will be used to confirm the remaining work to be completed and the associated timelines. We remain committed and focused to gaining the FDA’s approval of RyplazimTM (plasminogen). We continue our PBI-4050 and RyplazimTM (plasminogen) discussions with interested parties in order to conclude partnerships that will provide us with greater financial and operational flexibility. Finally, we met with the FDA today to discuss the regulatory pathway for our anti-fibrotic drug candidate, PBI-4050, for the treatment of Alström syndrome, for which we recently received a Rare Pediatric Disease Designation.”

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Commenting on the second quarter 2018 financial results, Bruce Pritchard, Prometic’s Chief Operating Officer and Chief Financial Officer, said, “During the second quarter of 2018, we generated $14.0 million of cash from the sale of plasma inventory. We used $44.9 million to fund operations through the first half of the year and remain confortable with the full- year operating cash usage guidance that we provided at the annual shareholders meeting in May. Also, as previously mentioned, we are actively pursuing multiple initiatives to strengthen our balance sheet and extend our cash runway through value-creating milestones. In the meantime, we will continue to carefully manage our resources and control our costs.”

Corporate Highlights

•	Appointed Mr. Bruce Wendel as Chief Business Development Officer

Small Molecule Therapeutics Highlights

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PBI-4050 – Presented new clinical data at the International Liver Congress 2018 suggesting positive clinical activity observed in Alström patients with signs of improved liver function and reduced fibrosis in fat tissues

•	PBI-4050 – Presented new clinical data at the American Thoracic Society 2018 conference suggesting positive clinical activity was observed on blood biomarkers known to have anti-fibrotic activity

•

PBI-4547 – Presented new pre-clinical data at the American Diabetes Association scientific sessions suggesting the potential activity of PBI-4547 offers the potential to successfully address significant unmet medical needs in liver fibrosis, nonalcoholic steatohepatitis, nonalcoholic fatty liver disease, obesity and diabetes

Plasma-Derived Therapeutics Highlights

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RyplazimTM (Plasminogen)—Submitted plan to FDA regarding the list of items outlined by the FDA, the design and implementation of required additional in-process controls and assays related to the Company’s RyplazimTM (plasminogen) BLA

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IVIG – Achieved clinical primary and secondary endpoints in a pivotal phase 3 trial that also demonstrated safety and efficacy data comparable to existing commercial IVIG products, with no significant drug related safety issues.

2018 Second Quarter Financial Results

Revenues

Total revenues for the second quarter ended June 30, 2018 were $20.2 million compared to $3.6 million for the second quarter ended June 30, 2017. Total revenues for the six months ended June 30, 2018 were $24.4 million compared to $8.5 million for the comparable period in 2017. The increase was largely driven by $14.0 million from the sale of plasma inventory in the second quarter ended June 30, 2018. Due to the change in the production forecast resulting from the delay of the Ryplazim™ (plasminogen) BLA approval, the Corporation opted to sell this inventory and utilize the cash proceeds in its operations. Third party revenues from the sale of bioseparation products totaled $5.7 million for the second quarter ended June 30, 2018, compared to $2.9 million for the quarter ended June 30, 2017. Third party revenues from the sale of bioseparation products amounted to $9.4 million for the six months ended June 30, 2018, compared to $7.0 million for the six months ended June 30, 2017.

Cost of sales and other production expenses

Cost of sales and other production expenses were $16.4 million for the second quarter ended June 30, 2018 compared to $1.6 million for the corresponding period in 2017, representing an increase of $14.9 million. Cost of sales and other production expenses were $ 21.2 million during the six months ended June 30, 2018 compared to $3.9 million for the corresponding period in 2017, representing an increase of $17.2 million. The increase was due primarily to the cost of the plasma inventory sold of $15.5 million.

Research and Development (R&D)

Total R&D expenses were $24.0 million for the second quarter ended June 30, 2018 compared to $ 24.5 million for the second quarter ended June 30, 2017. Total R&D expenses were $46.4 million for the six months ended June 30, 2018 compared to $48.9 million for the corresponding period in 2017, representing a decrease of $2.5 million.

Administration, Sales & Marketing

Administration, selling and marketing expenses were $6.9 million for the second quarter ended June 30, 2018 compared to $8.1 million for the second quarter ended June 30, 2017. The $1.1 million decrease was due to a reduction in consulting fees and employee compensation expenses. Administration, selling and marketing expenses declined slightly to $14.6 million during the six months ended June 30, 2018 compared to $15.0 million for the corresponding period in 2017.

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Finance Costs

Finance costs were $5.3 million for the second quarter ended June 30, 2018 compared to $1.9 million during the corresponding period of 2017, representing an increase of $3.5 million. Finance costs were $9.6 million for the six months ended June 30, 2018 compared to $3.2 million during the corresponding period of 2017, representing an increase of $6.3 million. This increase reflects higher debt levels during the six months ended June 30, 2018 compared to the same period of 2017 and the higher cost of borrowing on the non-revolving credit facility.

Net Loss

Prometic incurred a net loss of $33.1 million for the second quarter ended June 30, 2018 compared to a net loss of $31.5 million for the second quarter ended June 30, 2017. Prometic incurred a net loss of $67.7 million for the six months ended June 30, 2018 compared to a net loss of $60.6 million for the corresponding period of 2017. The net loss for the first six months of 2018 includes financing costs of $9.6 million as well as the write-down of $1.5 million of inventory. This increase in net loss was partially offset by a $2.5 million decrease in R&D during the first six months of 2018 as compared to the corresponding period in 2017.

Conference Call Information

Prometic will host a conference call at 11:00 am (ET) on Wednesday August 15, 2018. The telephone numbers to access the conference call are (647) 427-7450 and 1-888- 231-8191 (toll-free). A replay of the call will be available as of Wednesday August 15, 2018 at 2:00 pm. The numbers to access the replay are 1-416-849-0833 and 1-855-859- 2056 (passcode: 9986217). A live audio webcast of the conference call, with slides, will be available through the following : https://event.on24.com/wcc/r/1806852/F2EF7947E1CD3872CD893D6BC3A09039

Additional Information in Respect to the Second Quarter Ended June 30, 2018

Prometic’s MD&A and condensed interim consolidated financial statements for the quarter ended June 30, 2018 will be filed on SEDAR (http://www.sedar.com) and will be available on the Company’s website at www.prometic.com.

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About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis (IPF). The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin (IVIG). Furthermore, the Corporation is continuing to secure its plasma supply through the execution of third party contracts and expansion of its own collection activities for its plasma processing needs. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the

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regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2017, under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

For further information please contact:

Corporate Contacts:

Pierre Laurin

President and CEO

Prometic Life Sciences Inc.

p.laurin@prometic.com

450.781.0115

Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

Investor Contact:

Bob Yedid

LifeSci Advisors

bob@lifesciadvisors.com

646-597-6989

Media Contact:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

646-627-8384

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